Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jive Software, Inc.:

We consent to the use of our report dated June 16, 2011, except as to note 13, which is as of August 24, 2011, with respect to the consolidated balance sheets of Jive Software, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change to the method of accounting for revenue.

/s/ KPMG LLP

Portland, Oregon

August 24, 2011